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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13G

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                   -----------
                               (AMENDMENT NO. 1)*


                           ALTUS PHARMACEUTICALS INC.
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                                (NAME OF ISSUER)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                 02216N105
---------------------------------------     ------------------------------------
    (TITLE OF CLASS OF SECURITIES)                    (CUSIP NUMBER)


                                DECEMBER 31, 2007
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[_]   RULE 13D-1(b)
[_]   RULE 13D-1(c)
[X]   RULE 13D-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                     Page 1

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       1         NAME OF REPORTING PERSONS:   NOMURA INTERNATIONAL PLC ON BEHALF
                                              OF NOMURA PHASE4 VENTURES LP,
                                              NOMURA PHASE4 GP LIMITED AND
                                              NOMURA PHASE4 VENTURES LIMITED


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       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (A) [_]
                                                                         (B) [X]
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       3         SEC USE ONLY

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       4         CITIZENSHIP OR PLACE OF        ENGLAND AND WALES
                 ORGANIZATION:

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                       5   SOLE VOTING POWER:            SHARES OF COMMON STOCK:
                                                         1,267,363
                                                         WARRANT TO PURCHASE
                                                         COMMON STOCK:
  NUMBER OF                                              210,499
   SHARES            -----------------------------------------------------------
BENEFICIALLY          6   SHARED VOTING POWER:          -0-
  OWNED BY
    EACH             -----------------------------------------------------------
  REPORTING           7   SOLE DISPOSITIVE POWER:       SHARES OF COMMON STOCK:
 PERSON WITH                                            1,267,363
                                                        WARRANT TO PURCHASE
                                                        COMMON STOCK:
                                                        210,499
                     -----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER:     -0-

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       9         AGGREGATE AMOUNT BENEFICIALLY OWNED    SHARES OF COMMON STOCK:
                 BY EACH REPORTING PERSON:              1,267,363
                                                        WARRANT TO PURCHASE
                                                        COMMON STOCK:
                                                        210,499
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       10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES:                                         [_]

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       11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         4.8%

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       12        TYPE OF REPORTING PERSON:      CO, OO
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ITEM 1.     NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            (a) and (b) This Statement on Schedule 13G (the "Schedule 13G") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Altus Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 125 Sidney Street, Cambridge, Massachusetts, 02139.

ITEM 2.     NAME OF PERSON FILING

            (a)   Name of Persons Filing:

                  See Item 1 on the cover page. See also Schedule I.

            (b)   Address of Principal Business Office or, if None, Residence:

            The principal business office of each of the Reporting Persons listed in Item 2(a) is as follows:

            Nomura House
            1 St Martins -le- Grand
            London, EC1A 4NP
            United Kingdom

            (c), (d) and (e) For information with respect to citizenship of each of the Reporting Persons, title of class of securities and CUSIP number for the shares held by such persons, see the cover page above.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

            Not applicable.

ITEM 4.     OWNERSHIP

            (a) - (c) These responses are as of December 31, 2007. The response of the Reporting Persons to Items 5 through 11 on the Cover Sheets which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. The percentage ownership of each of the Reporting Persons is based on 30,943,751 shares comprised of 30,733,252 shares of Common Stock outstanding as of November 1, 2007, as reported by the Issuer in its Form 10-Q for the period ending September 30, 2007 filed with the Securities and Exchange Commission on November 7, 2007 and 210,499 shares of Common Stock, not yet issued, underlying the warrant described on Schedule I.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following |X|.



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ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            See Schedule I.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            (a)   Not applicable.

            (b) By signing below, the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2008
                                    NOMURA INTERNATIONAL PLC


                                    By:     /s/  Denise Pollard-Knight
                                          ------------------------------
                                          Name:  Denise Pollard-Knight
                                          Title: Managing Director
















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                                   SCHEDULE I


This statement is being filed by Nomura International plc ("NI"), a public limited company incorporated under the laws of England and Wales, and on behalf of itself and Nomura Phase4 Ventures LP ("NLP"), Nomura Phase4 Ventures GP Limited ("NGP") and Nomura Phase4 Ventures Limited ("NVL") (collectively, the "Reporting Persons"). Each of the Reporting Persons has the address of Nomura House, 1 St Martins-le-Grand, London, EC1A 4NP, United Kingdom. NI owns directly all of the stock of NVL. NVL owns directly all of the stock of NGP. NGP is the general partner of NLP.

At the time of the closing of the Issuer's initial public offering on January 31, 2006 (the "IPO"), NI acquired 1,194,236 shares of Common Stock and a warrant to purchase 100,044 shares of Common Stock and NLP acquired 552,227 shares of Common Stock and a warrant to purchase 110,455 shares of Common Stock, both pursuant to a conversion of securities acquired prior to the IPO. During the period between December 31, 2006 and December 31, 2007 NI sold 170,338 shares of Common Stock and NLP sold 78,762 shares of Common Stock resulting in the total present holdings of 1,267,363 shares of Common Stock.

NGP, NLP and NVL each disclaim beneficial ownership of the securities held directly by NI. NI, NGP and NVL each disclaim beneficial ownership of the securities held directly by NLP.


















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